Suite 900, 607 14th Street, NW Washington, DC 20005-2018 t 202 508 5800 f 202 508 5858

January 11, 2013	direct dial 202 508 5825 direct fax 202 204 5600 akaslow@kilpatricktownsend.com

Michael R. Clampitt

Senior Staff Attorney

Securities and Exchange Commission

Washington, DC 20549

Re:	Cordia Bancorp Inc.

Confidential Draft Registration Statement on Form S-4

Submitted November 9, 2012

CIK No. 0001466292

Dear Mr. Clampitt:

On behalf of Cordia Bancorp Inc. (“Cordia”), enclosed is an amended confidential draft registration statement (the “Amended Registration Statement”), including exhibits, marked to indicate changes from the confidential draft registration statement on Form S-4 submitted on November 9, 2012 (the “Registration Statement”).

The Amended Registration Statement is filed in response to the staff’s comment letter issued on December 5, 2012. To aid in your review, we have repeated the staff’s comments followed by Cordia’s responses and indicated where the documents have been revised in response to such comments.

General

Comment No. 1:

1.	Please revise to update the financial information through the period ended September 30, 2012 as required by Rule 8-08 of Regulation S-X.

Response to Comment No. 1:

The financial information has been updated as required.

Comment No. 2:

2.	Noting your brief discussion of a rights offering on page 5, please supplementally advise the staff as to the details, including the end date of the offering and whether a registered offering is contemplated. The filing should be revised as appropriate, to reflect the results of that offering.

ATLANTA AUGUSTA CHARLOTTE DENVER DUBAI NEW YORK RALEIGH SAN DIEGO SAN FRANCISCO SEATTLE

SHANGHAI SILICON VALLEY STOCKHOLM TAIPEI TOKYO WALNUT CREEK WASHINGTON WINSTON-SALEM

Michael R. Clampitt

January 11, 2013

Response to Comment No. 2:

On October 12, 2012, Bank of Virginia (“BOVA”) commenced a rights offering under which BOVA’s shareholders other than Cordia were given the right to purchase shares of BOVA at the same $3.60 price per common share that was negotiated by Cordia in its August 28, 2012 purchase of additional BOVA shares. On November 20, 2012, BOVA completed the rights offering and issued 92,330 additional shares. The Amended Registration Statement has been amended to reflect the results of the rights offering. See page 5.

We note that securities issued by a bank are exempt from the requirements of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Section 3(a)(2) thereof. As a result, the shares issued pursuant to the rights offering were issued without registration under the Securities Act.

Cover Page

Comment No. 3:

3.	Revise to provide the approximate number of shares that will be issued in the share exchange. In addition, provide the per share consideration. Please make corresponding changes where appropriate throughout the proxy statement/prospectus.

Response to Comment No. 3:

The requested changes have been made. See cover page. Corresponding changes have been made where appropriate.

Comment No. 4:

4.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Act of 2012 (“the Act”), please revise your prospectus to provide the following additional disclosures:

•	Describe how and when a company may lose emerging growth company status;
•	Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
•	State your election under Section 107(b) of the JOBS Act:

o	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
o	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Michael R. Clampitt

January 11, 2013

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Response to Comment No. 4:

The requested changes have been made. See pages 19 and 72.

Additional Information

Comment No. 5:

5.	Revise to provide more detail regarding the reverse stock split, including a discussion of why the split was initiated.

Response to Comment No. 5:

The requested changes have been made. See page 5.

Questions and Answers

General

Comment No. 6:

6.	Revise to add questions for “What ownership percentage of Cordia will non-affiliated owners of BOVA (excluding Cordia’s interest) have after the exchange?” and “What is the current book value per share of BOVA and what will be the book value per .664 shares of Cordia after the exchange?” or similar questions. Make similar disclosures under the section “The Share Exchange” on page 5.

Response to Comment No. 6:

The requested changes have been made. See pages 3 and 4.

How does the BOVA Board of Directors recommend that I vote?, page 1

Comment No. 7:

7.	We note that the BOVA directors and executive officers have interests that may be different from the interests of the BOVA shareholders. Please revise to include disclosure regarding their interests in this section.

Response to Comment No. 7:

The requested changes have been made. See page 2.

Michael R. Clampitt

January 11, 2013

What vote is required to adopt the proposal?, page 1

Comment No. 8:

8.	We note that in this section and throughout the filing, you have inserted brackets as placeholders for certain information. While we are aware that some information may change between the date of your filing and the date of the share exchange, information such as the percentage of BOVA common stock that you hold and the pro forma consolidated financial data should be included in the next amendment so that the staff may fully consider your disclosure. Please revise.

Response to Comment No. 8:

The requested changes have been made.

How was the exchange ratio determined?, page 3

Comment No. 9:

9.	Revise your disclosure to provide a more detailed description of how the exchange ratio was determined, including a discussion of the various factors that were considered in determining the exchange ratio.

Response to Comment No. 9:

The requested changes have been made. See page 3.

Comment No. 10:

10.	Please supplementally provide to the staff the board boards or other materials that the BOVA board considered in making their recommendation to shareholders.

Response to Comment No. 10:

The requested board presentation materials are being provided supplementally as Confidential Exhibits A and B.

Summary

Information Regarding Cordia and BOVA, page 5

Comment No. 11:

11.	We note your disclosure on page 41 that BOVA is a majority owned subsidiary of Cordia. Please revise to make clear that the Cordia and BOVA management and boards contain many of the same people, and please add a more detailed discussion of the history of Cordia and BOVA’s relationship including when and how BOVA became a subsidiary.

Michael R. Clampitt

January 11, 2013

Response to Comment No. 11:

The requested changes have been made. See page 5.

Interests of BOVA Directors and Executive Officers in the Share Exchange, page 6

Comment No. 12:

12.	Please revise your disclosure to more specifically describe the interests that are different from, or in addition to, the interests of the BOVA shareholders, including the identities of interested directors and any compensation that they will receive. Please make corresponding changes on page 13 in Risk Factors.

Response to Comment No. 12:

The requested changes have been made. See pages 6 and 13.

Comparison of Shareholder Rights, page 6

Comment No. 13:

13.	Please add a cross reference to your more detailed discussion regarding the differences between the shareholder rights on page 90.

Response to Comment No. 13:

The requested change has been made. See page 7.

Selected Historical Consolidated Financial and Financial Data tables, pages 7-8

Comment No. 14:

14.	Please revise to provide a line item for “net interest income” for each of the periods presented for both entities.

Response to Comment No. 14:

The requested changes have been made. See pages 8 and 9.

Risk Factors, page 13

Comment No. 15:

15.	Please include a representation in the introductory paragraph that all material risks have been discussed in this section.

Response to Comment No. 15:

The requested changes have been made. See page 13.

BOVA has been operating under a Written Agreement, page 14

Michael R. Clampitt

January 11, 2013

Comment No. 16:

16.	Revise to describe what will happen to the Written Agreement as a result of the share exchange and confirm that no regulatory approvals for the exchange are required to maintain compliance with the Written Agreement.

Response to Comment No. 16:

The requested changes have been made. See page 15.

The Share Exchange

Background and Reasons for the Share Exchange, page 20

Comment No. 17:

17.	Please revise your disclosure to more fully discuss the negotiations between Cordia and BOVA regarding the capital raise and the December 2011 decision to conduct the restructuring.

Response to Comment No. 17:

The requested changes have been made. See page 22.

Comment No. 18:

18.	It appears that, based on your disclosure on page 21, there were only two persons on the disinterested director committee. Please add a section in Risk Factors that discusses the small size of the committee, relative to the number of BOVA directors.

Response to Comment No. 18:

The requested changes have been made. See page 13.

BOVA’s Reasons for the Share Exchange, page 22

Comment No. 19:

19.	Please revise to include any negative factors that the board considered when they determined that the share exchange is in the best interests of BOVA and its shareholders.

Response to Comment No. 19:

The requested changes have been made. See page 24.

Fairness Opinion of Davenport & Company LLC, page 22

Michael R. Clampitt

January 11, 2013

Comment No. 20:

20.	Revise to include the compensation paid to Davenport as a result of the December 2010 transaction disclosed on page 23.

Response to Comment No. 20:

The requested changes have been made. See page 25.

Information about Cordia

Marketing Focus and Business Strategy, page 36

Comment No. 21:

21.	In numerous places throughout the proxy statement/prospectus, you appear to discuss Cordia and BOVA interchangeably. For example, on this page, you state that “[o]ur banking strategy includes…” when discussing BOVA’s banking strategy. Please revise to consistently differentiate between Cordia, the registrant, and BOVA. In addition, revise to include the disclosure required by Item 14 of Form S-4 for Cordia, specifically. If Cordia’s business is solely to function as a majority shareholder of BOVA, and if certain of the disclosure items required by Item 14 are not applicable, your disclosure should make this clear. If Cordia holds ownership and/or management interests in other entities, please describe such interests. Finally, your disclosure regarding the two companies should be more distinctly separated throughout the proxy statement/prospectus, including in the section entitled Management on page 75. Please review your proxy statement/prospectus in its entirety and revise as applicable.

Response to Comment No. 21:

As discussed in the expanded disclosure under “General” on page 38, Cordia does not have any business operations separate from the operations of BOVA. Because Cordia owns a majority of the outstanding shares of BOVA, the results of operations of BOVA are consolidated in the financial statements of Cordia. Accordingly, Cordia believes that it is necessary and appropriate for the discussion of the operations of Cordia to reflect Cordia’s operations on a consolidated basis. The disclosure regarding Cordia required by Item 14 of Form S-4 is provided as follows: the information required by sections (a), (b) and (c) is in the section captioned “Information About Cordia” beginning on page 38; the information required by section (d) is in the section captioned Historical Market Prices and Dividend Information beginning on page 94 ; the information required by section (e) is located in the financial statement pages; the information required by section (f) is located under “Selected Historical Consolidated Financial Data of Cordia” on page 8; the information required by section (g) is inapplicable; the information required by section (h) is in the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 43; the information required by section (i) is inapplicable; and the information required by section (j) is not required for smaller reporting companies.

Similarly, because there is substantial overlap between the management of Cordia and the management of BOVA, and because Cordia pays limited compensation to its officers and directors, Cordia believes it is appropriate to present information about the management of the companies and the compensation of the officers and directors on a consolidated basis. Appropriate disclosure has been added to clarify the differences between the management of the two entities and the compensation paid by each.

Michael R. Clampitt

January 11, 2013

Management’s Discussion and Analysis of Financial Condition and results of Operations – Cordia

General

Comment No. 22:

22.	Please revise the next amendment to include a discussion of operating results for both the three and nine month periods ending September 30, 2012 as well as for the comparable periods of fiscal 2011.

Response to Comment No. 22:

As discussed with the Staff, we respectfully request that this comment be withdrawn with respect to the three month discussion since SEC rules to not require a three month discussion to be included in the proxy statement/prospectus. The nine month discussion is included in the Amended Registration Statement.

Comparability to Past periods, page 41

Comment No. 23:

23.	Please revise the discussion of the results of operations, for each period presented, to quantify the impact on each specific line item (e.g. interest income, net interest margin, interest expense, etc.) impacted as a result of the accounting adjustments associated with the acquisition of BOVA.

Response to Comment No. 23:

Additional disclosure has been provided under “Comparability to Past Periods” on page 43 in response to this comment.

Provision for Loan Losses, page 44

Comment No. 24:

24.	Please revise your next amendment to more comprehensively bridge the gap between changes in the credit quality of your loan portfolio and the amount of your provision for loan losses recorded during the periods presented and the amount of the allowance for loan losses at period end. Please be as specific and detailed as needed to provide an investor with a clear understanding of the observed change in the credit quality of your loan portfolio and how this change, as well as any other key drivers, impact each component of the allowance for loan losses.

Response to Comment No. 24:

Additional disclosure has been provided under “Provision for Loan Losses” on page 47 in response to this comment.

Michael R. Clampitt

January 11, 2013

Comment No. 25:

25.	We note the change in the allowance for loan loss methodology during the quarter ended June 30, 2012. Please revise to address the following:

•	Revise to discuss in greater detail the new loan activity which has occurred since the implementation of the new credit and lending team;
•	Discuss in greater detail the specifics which enabled management to determine that the credit quality of the loan portfolio had improved;
•	Address the reasons management determined that a high general reserve appeared unwarranted for the new loans originated by the new credit and lending team;
•	Discuss the types and amounts of loans originated (i.e. as well as their performance) by the new lending team in regard to the overall composition of the lending portfolio;
•	Discuss in detail the historical losses recognized by each of the different lending categories;
•	Discuss in detail how the weightings were applied in the determination of the historical loan loss ratio before and after the change in methodology; and
•	Discuss how the qualitative factors identified impacted the determination of the allowance for loan losses.

Similar disclosures should be provided with MD&A of BOVA as well.

Response to Comment No. 25:

Additional disclosure has been provided under “Provision for Loan Losses” on page 47 in response to this comment. Also, additional disclosure has been provided on page E-12.

Allowance for Loan Losses, page 48

Comment No. 26:

26.	Please revise the table on page 50 to address the following credit quality metric ratios for each period presented:

•	the ratio of nonaccrual loans to total loans
•	the ratio of nonperforming assets to total assets

Response to Comment No. 26:

The requested changes have been made to the nonperforming assets table. See page 56.

Comment No. 27:

27.	Please revise the table to address how troubled debt restructurings are accounted for in the determination of these ratios.

Michael R. Clampitt

January 11, 2013

Response to Comment No. 27:

The requested changes have been made to the nonperforming assets table. See page 56.

Comment No. 28:

28.	Please revise the table to separately disclose the allowance for loan losses which has been recorded and is directly to the purchased credit impaired loans. The credit quality metrics which have been disclosed should indicate whether or not this specific allowance has been included in the calculations.

Response to Comment No. 28:

As discussed with the Staff, this comment has been withdrawn as all specific allowances are included in the calculations.

Nonperforming Assets, page 51

Comment No. 29:

29.	Please revise the nonperforming assets table to disclose troubled debt restructurings by loan type as well as identifying the amounts that are performing and nonperforming. Please indicate whether the loans that have been identified as troubled debt restructurings have been included within nonaccrual loans.

Response to Comment No. 29:

The requested changes have been made. See page 56.

Supervision and Regulation, page 59

Comment No. 30:

30.	You may not qualify your discussion by reference to the relevant statutory and regulatory provisions. Please revise to state that all material information has been discussed.

Response to Comment No. 30:

The introduction to the section captioned “Supervision and Regulation” has been revised to delete any qualification regarding the scope of the discussion. See page 64.

Unaudited Pro Forma Condensed Combined Financial Information, page 71

Comment No. 31:

31.	Please revise to update the pro forma financial information through the period ended September 30, 2012.

Michael R. Clampitt

January 11, 2013

Response to Comment No. 31:

The requested changes have been made. See page 76.

Comment No. 32:

32.	Please revise to disclose the ownership percentages held by Cordia in BOVA at each reporting period presented.

Response to Comment No. 32:

The requested information is provided on page 76.

Comment No. 33:

33.	Please tell us how you accounted for the increased ownership in BOVA acquired during the three month period ended September 30, 2012.

Response to Comment No. 33:

During the third quarter of 2012, Cordia purchased an additional 833,333 shares of BOVA stock at $3.60 per share, which resulted in an increase in capital at BOVA of $2,894 million ($3 million dollars less expenses of $106 thousand). This transaction, which occurred on August 28, 2012, increased Cordia’s ownership percentage from 59.8% to 70.6%. Ownership percentages were weighted in order to determine the appropriate apportionment of earnings, etc. to Cordia and the minority shareholders.

Comment No. 34:

34.	Please revise to disclose the specific authoritative accounting literature you are following in accounting for the proposed transaction with BOVA.

Response to Comment No. 34:

The requested information is provided on page 76.

Comment No. 35:

35.	Please revise to include notes to the pro forma financial statements which describe each of the individual pro forma adjustments separately.

Response to Comment No. 35:

The pro forma financial statements include notes that describe each of the individual adjustments.

Michael R. Clampitt

January 11, 2013

Executive Compensation

Summary Compensation Table, page 80

Comment No. 36:

36.	Revise to clarify whether the compensation listed is paid by BOVA or Cordia.

Response to Comment No. 36:

The requested changes have been made. See page 86.

Security Ownership of Certain Beneficial Owners and Management

Cordia, page 83

Comment No. 37:

37.	Revise to add columns showing the share amounts and ownership percentages that will be held as a result of the share exchange. Please make corresponding changes to the table on page 84.

Response to Comment No. 37:

The requested changes have been made. See page 88. Upon completion of the share exchange, all BOVA shares will be owned by Cordia so no revisions have been made to the BOVA stock ownership table.

BOVA, page 84

Comment No. 38:

38.	Please revise to add the total amounts for all directors and officers as a group. Please also fill in the ownership percentages in the column entitled Percentage of Shares of Common Stock Outstanding, where the percentage is greater than 1%.

Response to Comment No. 38:

The requested changes have been made. See pages 88 and 89.

Cordia Bancorp Unaudited Consolidated Financial Statements

Consolidated Statement of Operations, page F-3

Comment No. 39:

39.	Please revise the consolidated statement of operations to provide financial information for both the three and nine month periods of fiscal 2012 and fiscal 2011 respectively in the next amendment.

Michael R. Clampitt

January 11, 2013

Response to Comment No. 39:

As discussed with the Staff, we respectfully request that this comment be withdrawn with respect to the three month financial data since SEC rules to not require a three month presentation to be included in the proxy statement/prospectus. The nine month presentation is included in the Amended Registration Statement.

Note 1. Organization and Summary of Significant Accounting Policies

Note 1 (e) Allowance for loan Losses, page F-10

Comment No. 40:

40.	We note your use of a weighted average historical loss factor in the determination of the general allowance for unimpaired loans. Please revise to address the specific weightings given to the “more recent quarters” in this determination.

Response to Comment No. 40:

The requested change has been made. See page F-11.

Note 2. Business Combinations, page F-14

Comment No. 41:

41.	Please revise to disclose the purchase accounting adjustments recorded in conjunction with the acquisition of the interest in BOVA in December 2010. In accordance with ASC 805-10-50-5, information should be provided which would enable the reader to evaluate the financial effects of adjustments recognized in the current reporting period that relate to business combinations that occurred in previous reporting periods. Similar disclosures should be made in the notes to the audited financial statements as well.

Response to Comment No. 41:

The requested change has been made. See page F-16.

Note 4. Loans, Allowance for Loan Losses and Credit Quality, page F-15

Comment No. 42:

42.	For each period presented, please revise to disclose a roll forward of activity in the allowance for loan losses recorded in conjunction with the loans acquired with evidence of deterioration in credit quality.

Response to Comment No. 42:

The requested change has been made. See page F-19.

Michael R. Clampitt

January 11, 2013

Bank of Virginia Unaudited Financial Statements

Notes to Financial Statements

Note 1 . Unaudited Financial Statements, page F-68

Comment No. 43:

43.	Please revise to include the significant accounting policies of the company.

Response to Comment No. 43:

The requested disclosure has been provided in response to this comment beginning on page F-71.

Appendix D – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Provision and Allowance for Loan Losses, page D-7

Comment No. 44:

44.	Please revise to provide two years of allowance for loan loss activity as required by Item IV A. and B. of Statistical Guide 3.

Response to Comment No. 44:

The table on page D-8 has been revised in response to this comment.

Comment No. 45:

45.	Please revise the allowance for loan loss rollforward table to separately disclose the activity for each type of commercial real estate loan. BOVA was not required to disclose that information at that level of detail during those periods, and therefore, BOVA did not collect or compile it at that level.

Response to Comment No. 45:

BOVA does not have the information necessary to separately disclose the activity for each type of real commercial real estate loan.

Nonperforming Assets, page D-9

Comment No. 46:

46.	For each period presented, please revise to disclose troubled debt restructurings by loan type as well as identifying the amounts that are performing and nonperforming. Please indicate whether the loans that have been identified as troubled debt restructurings have been included within nonaccrual loans.

Michael R. Clampitt

January 11, 2013

Response to Comment No. 46:

The table on page D-10 has been revised in response to this comment.

Comment No. 47:

47.	Please revise to disclose the amount of OREO for each period presented. The nonaccrual loan table on page D-10 could be revised accordingly to address the information required.

Response to Comment No. 47:

The table on page D-10 has been revised in response to this comment.

Loans and Loan Loss Summary, page D-11

Comment No. 48:

48.	Please revise the table to address the following credit quality metric ratios for each period presented:

•	the ratio of nonaccrual loans to total loans
•	the ratio of the allowance for loan losses to nonaccrual loans
•	the ratio of nonperforming assets to total assets

The table should clearly address how troubled debt restructurings are accounted for in the determination of these ratios.

Response to Comment No. 48:

The table on page D-11 has been revised in response to his comment. The table clearly addresses how troubled debt restructurings are accounted for in the calculation of non-accrual loans and non-performing assets.

Appendix E – Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

Comment No. 49:

49.	Each of the disclosures requested within the comments under Exhibit D should be presented within the financial information for the interim periods as well.

Response to Comment No. 49:

The requested change has been made.

Michael R. Clampitt

January 11, 2013

Comment No. 50:

50.	Please revise to include the Statistical Guide 3 disclosures for the interim periods presented.

Response to Comment No. 50:

As discussed with the Staff, the Company respectfully requests that this comment be withdrawn. The Company notes that it has provided the Guide 3 interim period disclosures in its MD&A. Further, the Company does not believe that the additional interim period disclosures for BOVA will be materially different from the Company’s.

Comment No. 51:

51.	We note that this Appendix contains references to disclosure included in BOVA’s Form 10-K for the year ended December 31, 2011. Please remove any such references as BOVA is not eligible to file on Form S-3 at this time.

Response to Comment No. 51:

The requested change has been made.

*          *          *          *

If you have any questions concerning this submission, please contact the undersigned at 202.508.5825.

Very truly yours,

KILPATRICK TOWNSEND & STOCKTON LLP

/s/ Aaron M. Kaslow

Aaron M. Kaslow

Enclosures

cc:	Erin Purnell, U.S. Securities and Exchange Commission

Marc Thomas, U.S. Securities and Exchange Commission

John Nolan, U.S. Securities and Exchange Commission

Jack Zoeller, Cordia Bancorp, Inc.

Vera Primm, Cordia Bancorp, Inc.

Sean P. Kehoe, Kilpatrick Townsend & Stockton LLP